Exhibit 99.419

NEXTECH AR SOLUTIONS CORP.

UNDERTAKING

To:	Ontario Securities Commission (Principal Regulator)

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities Office

Securities Commission of Newfoundland and Labrador

(collectively, the “Commissions”)

Re:	NEXTECH AR SOLUTIONS CORP.

Short Form Base Shelf Prospectus dated March 21, 2022 (the “Final Prospectus”)

SEDAR PROJECT NO. 03287849

REFERENCE IS MADE to the Final Prospectus pursuant to which Nextech AR Solutions Corp. (the “Corporation”) may from time to time offer and issue the following securities: common shares (“Common Shares”), debt Securities (“Debt Securities”), warrants to purchase Common Shares (“Warrants”), subscription receipts (“Subscription Receipts”), or units (“Units”) comprised of one or more of any of the aforementioned securities (all of the foregoing collectively, the “Securities”) up to aggregate gross proceeds of C$75,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that the Final Prospectus (including any amendments thereto) remains valid.

THE UNDERSIGNED advises that:

(a)	there may be one or more documents and/or material contracts required to be filed under subsection 12.1(1) and/or section 12.2 of National Instrument 51-102 that relate to the Securities being distributed under the Final Prospectus and any prospectus supplement thereto that have not been executed before the filing of the Final Prospectus, but such documents would be executed on or before the completion of the distribution of the Securities under the Final Prospectus and any prospectus supplement thereto (including, but not limited to, an indenture for any issuance of Debt Securities, the warrant indenture for any offering of Warrants, the subscription agreement for any offering of Subscription Receipts, and the unit agreement for any offering of Units) (each, an “Unfiled Material Document”); and

(b)	there may be one or more documents required to be filed under subsection 12.1(1) of National Instrument 51-102 that relate to the Securities being distributed under the Final Prospectus and any prospectus supplement thereto that do not need to be executed in order to become effective and have not become effective before the filing of the Final Prospectus, but such documents would become effective on or before the completion of the distribution of the Securities under the Final Prospectus and any prospectus supplement thereto (each, an “Unfiled Securityholder Document”);

and, accordingly, THE UNDERSIGNED hereby undertakes to file:

(i)	an Unfiled Material Document with each of the Commissions via SEDAR promptly and in any event no later than seven (7) days after the execution of such Unfiled Material Document; and

(ii)	an Unfiled Securityholder Document with each of the Commissions via SEDAR promptly and in any event no later than seven (7) days after such Unfiled Securityholder Document becomes effective.

DATED this 21st day of March, 2022.

NEXTECH AR SOLUTIONS CORP.

Per:	/s/ “Evan Gappelberg”
Evan Gappelberg
Chief Executive Officer

Undertaking re Material Contracts